EXHIBIT E

          Forms of Letters from the Fund to Members in Connection with the Fund's Acceptance of Tenders of Units.

THIS LETTER IS BEING SENT TO YOU IF YOU TENDERED ALL OF YOUR UNITS OF THE FUND.

Dear Member:

     Robeco-Sage Multi-Strategy Master Fund, L.L.C. (the "Fund") has received and accepted for purchase your tender of units of limited liability company interests ("Units") in the Fund.

     Because you have tendered and the Fund has purchased your entire investment, you have been paid a note ("Note"). The Note entitles you to receive 90% of the purchase price based on the unaudited net asset value of the Fund as of June 30, 2009 (the "Valuation Date"), or the applicable date if the offer is extended, in accordance with the terms of the tender offer. A cash payment in this amount will be wire transferred to the account designated by you in your Letter of Transmittal dated __________, approximately one month after the Valuation Date, unless the Valuation Date of the Units has changed or the Fund has requested a withdrawal of its capital from the portfolio funds in which it has invested.

     The terms of the Note provide that a contingent payment (the "Contingent Payment") representing the balance of the purchase price, if any, will be paid to you after the completion of the audit of the Fund's financial statements for the fiscal year ending March 31, 2010, and is subject to a fiscal year end audit adjustment. This amount will be paid promptly after the conclusion of the fiscal year end audit according to the terms of the tender offer. We expect the audit to be completed by the end of May 2010.

     Should you have any questions, please feel free to contact the Fund's Administrator, SEI Investments Global Funds Services, at (610) 676-8725.

                                       Sincerely,


                                       Robeco-Sage Multi-Strategy Master Fund,
                                       L.L.C.

Enclosure

THIS LETTER IS BEING SENT TO YOU IF YOU TENDERED A PORTION OF YOUR UNITS OF THE FUND.

Dear Member:

     Robeco-Sage Multi-Strategy Master Fund, L.L.C. (the "Fund") has received and accepted for purchase your tender of a portion of your units of limited liability company interests ("Units") in the Fund.

     Because you have tendered and the Fund has purchased a portion of your investment, you have been paid a note ("Note"). The Note entitles you to receive payment of 100% of the purchase price based on the unaudited net asset value of the Fund as of June 30, 2009 (the "Valuation Date"), in accordance with the terms of the tender offer. A cash payment in this amount will be wire transferred to the account designated by you in your Letter of Transmittal dated _________________, approximately one month after the Valuation Date, unless the Valuation Date of the Units has changed, or the Fund has requested a withdrawal of its capital from the portfolio funds in which it has invested, and provided that your account retains the required minimum balance, in accordance with the terms of the tender offer.

     You remain a member of the Fund with respect to the portion of your Units of the Fund that you did not tender.

     Should you have any questions, please feel free to contact the Fund's Administrator, SEI Investments Global Funds Services, at (610) 676-8725.

                                       Sincerely,


                                       Robeco-Sage Multi-Strategy Master Fund,
                                       L.L.C.

Enclosure


                                        2